Global Stevia Corp.
                                84 Croswell Court
                      Hammonds Plains, Nova Scotia B3Z 0M5

July 24, 2013

BY EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Attention: Jennifer Thompson
           Accounting Branch Chief

Dear Sirs, Mesdames:

Re: Global Stevia Corp. (the "Company")
    Form 10-K for the year ended May 31, 2012
    Filed August 24, 2012
    Form 10-Q for the quarter ended November 30, 2012
    Filed January 22, 2013
    File No. 000-54522
--------------------------------------------------------------------------------

We write in response to your letters dated March 11, 2013 and July 15, 2013 regarding the above referenced Form 10-K and Form 10-Q. Please be advised that we have addressed your comments regarding the stock purchase agreement with Stevia Global Vietnam in our Quarterly Report on Form 10-Q filed on April 22, 2013. We refer you to note 7 (Commitments) of our financial statements for the period ended February 28, 2013, and page 13 of the April 22 Form 10-Q wherein we disclose the cancellation of the stock purchase agreement for the purchase Stevia Global Vietnam and the impairment of the $50,000 payment made pursuant to that agreement.

With respect to the above described filings, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory, however please do not hesitate to contact the undersigned if you require additional information.

                                           Yours truly,

                                           GLOBAL STEVIA CORP.


                                           Per: /s/David Bennett
                                               ---------------------------------
                                                David Bennett
                                           Its: President and Director